

Mail Stop 4561

November 22, 2017

Mark Greenquist
Chief Financial Officer
CommerceHub, Inc.
201 Fuller Road, 6th Floor
Albany, New York 12203

      Re: CommerceHub, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed March 7, 2017
             File No. 001-37840

Dear Mr. Greenquist:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2016 and 2015

Revenue, page 33

1. You disclose that your strategy is to move away from "certain" digital marketing services of your Demand Solutions. In your recent Forms 10-Q you disclose changes in revenue, exclusive of Demand Solutions revenue. Tell us the amount of revenues attributed to your Demand Solutions for the periods presented and quantify the impact you expect from the decline in certain digital marketing services. In addition, please describe your plans and expectations regarding your Demand Solutions going forward.

2. Please consider quantifying revenue by business solution (i.e. Supply, Demand and Delivery) in your MD&A or advise. Refer to Item 303(a)(3) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Adjusted EBITDA, page 35

3.   We note that you provide a discussion of Adjusted EBITDA, a non-GAAP measure, without providing a discussion of the comparable GAAP measure, net income (loss). Please revise in future filings. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Consolidated Financial Statements

Note 3 - Significant Accounting Policies

Goodwill, page 48

4.   Please tell us whether there is discrete financial information available for Demand Solutions and if so, whether this information is regularly reviewed by your CODM. Refer to ASC 350-20-35-34.

Note 7 - Concentrations of Significant Customers and Credit Risk, page 53

5.   We note that two retailers had Total Program Revenue of more than 10% of total revenue in the year ended December 31, 2016. When disclosing concentrations, please disclose the actual revenue percentages attributed to each significant retailer. Refer to ASC 275-10-50-16 and 50-18.

Note 13 - Income Taxes, page 61

6.   We note that in 2016 you corrected income tax errors relating to 2014 and 2015 and concluded that the errors were not material. Please provide us with a SAB 99 analysis that supports your materiality assessment.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief
                                        Office of Information Technologies and
                                        Services